Exhibit 11

MIDWESTONE FINANCIAL GROUP

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended March 31,
	2004	2003
Earnings per Share Information:

Weighted average number of shares outstanding during the period	3,798,866	3,914,174

Weighted average number of shares outstanding during the period including all dilutive potential shares	3,920,211	4,014,405

Net earnings	$1,558,215	$1,339,128

Earnings per share - basic	$0.41	$0.34

Earnings per share - diluted	$0.40	$0.33